U.S. Energy Corp.
877 North 8th West
Riverton, Wyoming 82501
Tel. 307.856.9271.2467 Fax 307.857.3050

November 2, 2006

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Jason Wynn

Re:           U.S. Energy Corp.
Pre-Effective Form S-3 - File No. 333-135958
Application for Withdrawal

Dear Commissioners:

By this letter, U.S. Energy Corp. (the “company”) applies for withdrawal of the subject registration statement.

The grounds for our application are as follows:

As of October 31, 2006, the company and Cornell Capital, LP (“Cornell”) terminated the standby equity distribution agreement (the “SEDA”) and the registration rights agreement (as those agreements had been previously amended). As of the same date, the company and Newbridge Securities Corp. (“Newbridge”) terminated the placement agent agreement which had been entered into with Newbridge in connection with the SEDA. Today, we have filed a Form 8-K disclosing termination.

The company will file an amendment to another pending pre-effective registration statement (333-137139) to add Cornell and Newbridge as selling shareholders for (i) the total of 69,930 shares issued to those parties by the company in April 2006; and (ii) the 100,000 shares underlying a warrant issued to Cornell in May 2006. Registration statement 333-137139 will not related to any primary financing by Cornell or Newbridge, because the SEDA has been terminated and there is no other agreement in place with Cornell or Newbridge.

Please advise our securities counsel, Stephen E. Rounds (tel. 303.377.6997, fax 303.377.0231) if the staff has any questions.

Yours Truly,

/s/Robert Scott Lorimer
Chief Financial Officer